

Not for release, publication or distribution in or into Canada, Australia or Japan or any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction

Tesco PLC

6 August 2007

Tesco Holdings Limited

Recommended cash Offer for Dobbies Garden Centres plc

Tesco receives OFT clearance for proposed acquisition of Dobbies and increases ownership in Dobbies to 28.1%

Summary

- The OFT has cleared the proposed acquisition of Dobbies by Tesco Holdings.
- Tesco Holdings is exercising its rights under the Call Options (as described further below) to acquire approximately 16.4 per cent. of Dobbies' existing issued share capital which will increase its total ownership of Dobbies Shares to approximately 28.1 per cent.
- The Offer made by Tesco Holdings is currently the only offer for Dobbies and is recommended by the board of Dobbies.
- Tesco believes that the Offer represents excellent value for Dobbies Shareholders. The Offer of 1,500 pence per Dobbies Share values Dobbies' entire issued and to be issued share capital at approximately £155.6 million and represents:
  - a premium of approximately 28.0 per cent. to 1,171.6 pence, being the average closing price per Dobbies Share over the one month period ended 29 May 2007, the Business Day prior to Dobbies' announcement that it had been approached;
  - an enterprise value which is a multiple of approximately 17.5 times Dobbies' EBITDA for the twelve months ended 30 April 2007; and
  - one of the highest multiples of EBITDA paid in recent UK garden centre transactions, including the acquisitions of Wyevale Garden Centres plc and Blooms of Bressingham Holdings plc.
- As at the First Closing Date on 18 July 2007, Tesco Holdings had in total 3,239,703 Dobbies Shares, representing approximately 32.2 per cent. of the existing issued share capital of Dobbies, which it could count towards satisfaction of the acceptance condition to the Offer.

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- The Offer will remain open for acceptance until 1.00 p.m. (London time) on 8 August 2007 and Dobbies Shareholders who have not yet accepted the Offer are urged to do so as soon as possible and in any event by 8 August 2007.

Tesco believes that the acquisition will be good for all stakeholders

- Tesco believes that Dobbies has the best garden centre business model in the UK, with an excellent management team and a strong brand. Tesco believes that Dobbies will become a nationwide business serving more customers and offering greater choice and keener pricing.

- The acquisition of Dobbies will provide Tesco with a new source of growth with the longer term potential for Dobbies to grow strongly and increase access to environmentally friendly products at keener prices, allowing more customers to make a greener choice.

- Tesco also believes that Dobbies will be better placed to respond to customers who are seeking to make a positive difference to the environment, developing and offering greener products such as wind turbines, ground source heat pumps, home insulation and composters and services such as personal carbon footprint calculators.

- Dobbies will retain its head office in Midlothian and its unique brand, heritage and culture under the Tesco Group umbrella.

- As well as the opportunity for Dobbies staff to contribute to the creation of the best niche garden centre business in the UK, Tesco believes that there will be greater career opportunities for Dobbies' staff as a result of faster growth.

Competition clearance

On 8 June 2007, the boards of directors of Tesco PLC ("Tesco") and Dobbies Garden Centres plc ("Dobbies") announced the terms of a recommended cash Offer to be made by Tesco Holdings Limited ("Tesco Holdings") for Dobbies at a price of 1,500 pence per Dobbies Share. The document setting out the full terms of the Offer (the "Offer Document") was posted to Dobbies Shareholders on 20 June 2007.

The Offer was conditional, *inter alia*, on clearance from the Office of Fair Trading ("OFT"). On Friday 3 August 2007, the OFT announced that it will not refer the proposed acquisition of Dobbies by Tesco Holdings, or any matters arising from that proposed acquisition, to the Competition Commission. Tesco welcomes the OFT's decision to clear Tesco's planned acquisition of Dobbies.

Exercise of Call Options

As announced on 8 June 2007, Tesco Holdings has call options over 1,648,966 Dobbies Shares (representing approximately 16.4 per cent. of the existing issued share capital) (the "Call Options"). Under the Call Options, subject to the satisfaction of certain conditions (including competition clearance), Tesco Holdings has the right to require the holders of such shares, which were the subject of the Call Options, to sell to Tesco Holdings any or all of such shares at the price per Dobbies Share under the Offer.

Tesco Holdings is exercising its rights today under the Call Options over all the shares which were subject to the Call Options. The exercise of the Call Options further demonstrates Tesco's commitment to the Offer.

On completion of the acquisition of these shares, which is expected to take place tomorrow, Tesco Holdings will own 2,828,140 Dobbies Shares, representing approximately 28.1 per cent. of the existing issued share capital of Dobbies.

General

As announced on 19 July 2007, the Offer, which remains subject to the terms and conditions set out in the Offer Document, has been extended and will remain open for acceptance until 1.00 p.m. (London time) on 8 August 2007. Any further extensions to the Offer will be publicly announced by 8.00 a.m. (London time) on the business day following the day on which the Offer is otherwise due to expire, or such later time or date as the Panel may agree.

Dobbies Shareholders who have not yet accepted the Offer are urged to do so as soon as possible and in any event by 8 August 2007.

For Dobbies Shares held in certificated form, to accept the Offer, Forms of Acceptance not yet returned should be completed, signed and returned in accordance with the instructions set out in the Offer Document and on the Form of Acceptance, so as to be received as soon as possible and, in any event, no later than 1.00 p.m. (London time) on 8 August 2007.

For Dobbies Shares held in uncertificated form (that is, held in CREST) an Electronic Acceptance should be made in accordance with the instructions set out in paragraphs 14(e) to 14(g) of the letter from Tesco in Part II of the Offer Document as soon as possible and, in any event, so that settlement takes place no later than 1.00 p.m. (London time) on 8 August 2007.

If you require assistance in respect of accepting the Offer, please telephone Lloyds TSB Registrars, Receiving Agent to the Offer on: 0870 609 2158 (from within the UK) or +44 1903 276342 (from outside the UK). However, you should be aware that Lloyds TSB Registrars cannot provide any financial advice in connection with the Offer.

Dobbies Shareholders should be aware that the Offer is conditional, amongst other things, upon Tesco Holdings obtaining acceptances over such number of Dobbies Shares which, together with any Dobbies Shares acquired or agreed to be acquired by Tesco Holdings and/or any member of the Tesco Group before or during the Offer Period, will result in Tesco Holdings holding (whether pursuant to the Offer or otherwise) Dobbies Shares carrying in aggregate more than 50 per cent. of the voting rights then normally exercisable at a general meeting of Dobbies.

Save as set out in this announcement neither Tesco, nor Tesco Holdings, nor any person acting in concert with Tesco, nor any person acting in concert with Tesco Holdings, has an interest in or right to subscribe for relevant securities of Dobbies or has any short position in relation to relevant securities of Dobbies (whether conditional or absolute and whether in money or otherwise) including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery of any relevant securities of Dobbies.

Save for the irrevocable undertakings described in the Offer Document, neither Tesco, nor Tesco Holdings, nor any person acting in concert with Tesco, nor any person acting in concert with Tesco Holdings, has borrowed or lent any relevant securities nor has any arrangement in relation to relevant securities been made. For these purposes, "arrangement" includes any indemnity or option arrangement, any agreement or understanding, formal or informal, of whatever nature, relating to relevant securities which is, or may be, an inducement to deal or refrain from dealing in such securities.

Terms defined in the Offer Document have the same meanings in this announcement. The terms "acting in concert" and "relevant securities" have the same meanings as in the City Code.

Enquiries

Tesco
Chris Griffith, Investor Relations — Tel: +44 1992 644 116
Trevor Datson, Media — Tel: +44 1992 644 645

Greenhill (financial adviser to Tesco) — Tel: +44 20 7198 7400
Simon Borrows
David Wyles

JPMorgan Cazenove (broker to Tesco) — Tel: +44 20 7588 2828
John Paynter
Luke Bordewich

Maitland (PR adviser to Tesco) — Tel: +44 20 7379 5151
Angus Maitland

This announcement does not constitute an offer or invitation to purchase any securities. The Offer is being made solely by means of the Offer Document and the accompanying Form of Acceptance, which contain the full terms and conditions of the Offer, including details of how it may be accepted.

Greenhill & Co. International LLP, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Tesco Holdings and Tesco and no-one else in connection with the Offer and will not be responsible to anyone other than Tesco Holdings and Tesco for providing the protections afforded to clients of Greenhill & Co. International LLP nor for providing advice in relation to the Offer.

This announcement has been prepared for the purpose of complying with English law and the City Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside the United Kingdom.

The availability of the Offer to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Persons who are not so resident should inform themselves about and observe any applicable requirements. Further details in relation to Overseas Shareholders are contained in the Offer Document.

The Offer (including the Loan Note Alternative) is not being made, directly or indirectly, in or into and is not capable of acceptance in or from Canada, Australia or Japan. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise forwarded, distributed or sent in or into or from Canada, Australia or Japan. Custodians, nominees and trustees should observe these restrictions and should not send or distribute copies of this announcement in or into Canada, Australia or Japan.

The Loan Notes to be issued in connection with the Offer have not been, nor will they be, registered under the US Securities Act nor under any laws of any jurisdiction of the United States, the relevant clearances have not been, and will not be, obtained from the securities commission of any province of Canada and no prospectus has been lodged with, or registered by, the Australian Securities and Investments Commission or the Japanese Ministry of Finance. Accordingly, the Loan Notes may not (unless an exemption under the relevant securities laws is applicable) be offered, sold, resold, delivered or transferred, directly or indirectly, in or into the United States, Canada, Australia or Japan or any other jurisdiction if to do so would constitute a violation of the relevant laws of, or require registration thereof in, such jurisdiction or to, or for the account or benefit of, a person located in the United States, Canada, Australia or Japan.

The Offer is being made in the United States pursuant to an exemption from the US tender offer rules provided by Rule 14d-1(c) under the US Exchange Act.

Notice to US holders of Dobbies Shares:

The Offer is being made for the securities of a UK company and is subject to UK disclosure requirements, which are different from those of the United States. The financial information included in the Offer Document has been prepared in accordance with generally accepted accounting principles of the United Kingdom and thus may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States. The Offer is being made in the United States pursuant to applicable US tender offer rules and otherwise in accordance with the requirements of the City Code. Accordingly, the Offer is subject to disclosure and other procedural requirements, including with respect to withdrawal rights, offer timetable, settlement procedures and timing of payments that are different from those applicable under US domestic tender offer procedures and law.

The receipt of cash pursuant to the Offer by a US holder of Dobbies Shares may be a taxable transaction for US federal income tax purposes and under applicable US state and local, as well as foreign and other tax laws. Each holder of Dobbies Shares is urged to consult his independent professional adviser immediately regarding the tax consequences of acceptance of the Offer.

It may be difficult for US holders of Dobbies Shares to enforce their rights and any claim arising out of the US federal securities laws, since Tesco and Dobbies are located in a non-US country, and some or all of their officers and directors may be residents of a non-US country. US holders of Dobbies Shares may not be able to sue a non-US company or its officers or directors in a non-US court for violations of the US securities laws. Further, it may be difficult to compel a non-US company and its affiliates to subject themselves to a US court's judgement.

In accordance with normal UK practice and pursuant to Rule 14e-5(b) of the US Exchange Act, Tesco or its nominees, or its brokers (acting as agents), may from time to time make certain purchases of, or arrangements to purchase, Dobbies Shares outside the United States, other than pursuant to the Offer, during the period in which the Offer remains open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required in the UK, will be reported to a Regulatory Information Service and will be available on the London Stock Exchange website, www.londonstockexchange.com.

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